OMB APPROVAL
OMB Number:	3235-0518
Expires:	November 30, 2020
Estimated average burden
hours per response	0.5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO.             )

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Public Joint Stock Company Polyus

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

Russian Federation

(Jurisdiction of Subject Company’s Incorporation or Organization)

Public Joint Stock Company Polyus

(Name of Person(s) Furnishing Form)

Ordinary shares, par value RUB 1 per share

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Name: Public Joint Stock Company Polyus.

Address: 3 bldg 1, Krasina St., Moscow, 123056, Russia.

Contact Person: Pavel Grachev, Chief Executive Officer. Telephone number: +7 (495) 641-33-77

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 7, 2020

(Date Tender Offer/Rights Offering Commenced)

*

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

SEC2560 (12-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit 1: English translation of a Notice of Pre-emption Right to Purchase Securities, dated August 6, 2020.

Item 2. Informational Legends

A legend complying with Rule 801(b) under the Securities Act of 1933, as amended, has been included in the Notice of Pre-emption Right to Purchase Securities.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

No other materials have been made publicly available or disseminated to shareholders in connection with the rights offer pursuant to Russian jurisdictional requirements.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB to the Securities and Exchange Commission (the “Commission”), Public Joint Stock Company Polyus is filing a written irrevocable consent and power of attorney with the Commission on Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Pavel Grachev
(Signature)

Pavel Grachev – Chief Executive Officer
(Name and Title)

August 7, 2020
(Date)

2